Form 12b-25
   [As last amended in Release No. 34-35113, December 19,1994, 59 F.R. 67752.]

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                   (Check One)

[X] Form 10-K    [ ] Form 20-F  [ ]   Form 11-K []  Form 10-Q   [ ] Form N-SAR

      For Period Ended:  June 30, 1999

      [    ] Transition Report on Form 10-K
      [    ] Transition Report on Form 20-F
      [    ] Transition Report on Form 11-K
      [    ] Transition Report on Form 10-Q
      [    ] Transition Report on Form N-SAR
             For the Transition Period Ended:
_______________________________________________________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________
Part I -  Registrant Information
_______________________________________________________________________________
Full Name of Registrant

PHC, Inc.
Former Name if Applicable   N/A

200 Lake Street, Suite 102
Address of Principal Executive Office (Street and number)

Peabody, Massachusetts  01960
City, State and Zip Code
_______________________________________________________________________________
Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the described due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's  statement or  other exhibit  required by Rule 12b-25
(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Audited Financial Statements are unavailable. (Attach Extra Sheets if Needed.

Part - IV Other Information
_______________________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification.

  Paula C. Wurts                  (978)                        536-2777
     (Name)                    (Area Code)                 (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X]  Yes  [ ] No

     See attached press release.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 ...............................................................................
                                  PHC, Inc.
  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     September 28, 1999                     By:  /s/ Paula C. Wurts
                                                          Controller,
                                                          Assistant Treasurer,
                                                          Assistant Clerk

                                  PRESS RELEASE
FOR IMMEDIATE RELEASE
                                            Contact:  Bruce A. Shear, President
                                                      PHC, Inc.  (978) 536-2777

                      PHC, INC. REPORTS POSITIVE OPERATING
                 RESULTS FOR THE FISCAL YEAR ENDED JUNE 30, 1999

PEABODY, MA, September 28, 1999 - PHC, Inc., dba Pioneer Behavioral Health, (NASDAQ...PIHC) today announced results for its on-going core operations for the Fiscal Year ended June 30, 1999. Revenues were $18,601,808 compared to revenues for the Fiscal Year ended June 30, 1998 of $18,939,101. Income from continuing operations prior to interest, taxes, depreciation, and amortization, was $845,747 compared to a loss of $505,422 for Fiscal Year Ended June 30, 1998. The results of the fiscal year ended June 30, 1998 have been resated to reflect some minor adjustments.

In commenting on the results, Bruce A. Shear, President, stated, "The continued refocusing of our core business operations has markedly improved Pioneer. As previously reported, our emphasis in this last Fiscal Year was to refocus the Company on its core behavioral health business and return the Company to profitability from an operations standpoint. We have accomplished both of these goals." Income from continuing operations before interest, taxes, depreciation, and amortization was $318,696 for the quarter ended June 30, 1999 compared to a loss of $1,356,812 for the quarter ended June 30, 1998.

Mr. Shear further stated, "We have signed many new contracts in the gaming and transportation industries and have kicked off our most exciting new venture, BehavioralHealthOnLine.com. BehavioralHealthOnLine.com's mission is to become the worldwide leader in providing behavioral health services over the internet."

The goals for this current Fiscal Year are to further enhance shareholder value by improving the profitability of our core behavioral health business and fully operationalizing BehavioralHealthOnLine.com.

Pioneer Behavioral Health's core business provides inpatient and outpatient behavioral healthcare services. Pioneer contracts with national insurance companies in addition to major transportation and gaming companies who have engaged the Company to provide behavioral health services. Pioneer also owns and operates BehavioralHealthOnLine.com, a leading provider of behavioral health services over the internet.

This press release may include forward-looking statements about the Company's revenues and earnings and future plans and objectives. Any such statements are subject to risks and uncertainties that could cause the actual results to vary materially. These risks are discussed in the Company's Report on Form 10-KSB for the years ended June 30, 1996, June 30, 1997 and June 30, 1998 filed with the Securities and Exchange Commission on October 4, 1996, October 14, 1997, and October 13, 1998 respectively.

                     ** SEE FINANCIAL HIGHLIGHTS ATTACHED **

                          PHC, INC. AND SUBSIDIARIES
                           CONDENSED BALANCE SHEET


                                                June 30           June 30
                                                  1999              1998
                                                      (Fiscal Year End)
ASSETS
Total current assets.......................      7,673,214         8,532,173
Total Assets...............................    $14,916,748       $16,952,350
                                               ___________       ___________

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities..................      8,196,359         8,330,177
Total Liabilities and Stockholders'
 Equity....................................    $14,916,748       $16,952,350
                                               ___________       ___________

                                  HIGHLIGHTS OF
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                FOR THE FISCAL YEAR ENDED
                                                  June 30        June 30
                                                   1999           1998

Total Revenue..............................     19,139,496        21,246,189

Net Income (Loss) from Continuing Operations
before Interest, Taxes, Depreciation and
Amortization...............................        845,747          (505,422)

Basic Earnings (Loss) Per Share from Continuing
Operations before Interest, Taxes, Depreciation
and Amortization...........................            .14              (.10)

Weighted Average Number of Shares
Outstanding................................      6,008,263         5,237,168



NOTE TO EDITORS: Pioneers press releases are available at no charge through Business Wire's News On Demand fax service. For a menu of Pioneer's press releases or to retrieve a specific release, call 1-800-469-1254



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